July 30, 2007
VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Inter-Atlantic Financial, Inc.
Amendment No. 4 to
Registration Statement on Form S-l
File No. 333-140690
Ladies and Gentlemen:
     On behalf of Inter-Atlantic Financial, Inc. (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 4 to the Registration Statement on Form S-1 filed on June 26, 2007 (the “Registration Statement”). Marked copies of this filing are being sent via overnight mail to John Reynolds and Jay Williamson.
     This letter is being filed in response to the Securities and Exchange Commission’s (“SEC’s”) comments dated July 20, 2007.
     In this letter, we have listed the SEC’s comments in italics and have followed each comment with the Company’s response. Page number references refer to the specific pages of the marked copy of the Registration Statement
General
1.	We note the company’s response to comment one from our letter dated June 20, 2007. However, we do not see where you have significantly limited the pool of potential targets and the disclosure does not clearly explain those types of companies that would be considered providing services to the financial services industry. Please revise or advise. In addition, given the broad range of companies that may provide any variety of service to financial services companies, it would appear that the company is not limited to a specific industry and rather is able to complete a business combination with a company from a diverse range of industries. Therefore, we continue to believe that the more specific disclosure regarding the financial services industry should be removed from the registration statement. We may have further comment.

Response: The disclosure on pages 1, 33, 45 and 48 has been revised to state that the Company’s pool of potential targets will be limited to domestic and/or foreign operating businesses in the financial services industry or businesses, deriving a majority of their revenues from providing services to financial services companies, including for example, payment processing companies and technology providers. As a result of the revised disclosure, we believe the Company has sufficiently limited its pool of potential targets and therefore the specific disclosure regarding the financial services industry is relevant.

2.	We reissue comment 3 from our letter dated June 30, 2007. Please explain how capitalization requirements and ratios, which would appear to be commonly required in portions of your target industry, will impact your deal structure and deal size. In this regard we are particularly looking for disclosure addressing how these regulatory agencies and rules will impact your ability to effectuate a business combination.

Response: In response to the SEC’s comment, the disclosure on pages 3 and 37 has been modified to indicate that any debt used in the consummation of the business combination may adversely affect the potential target businesses’ ability to maintain capitalization requirements in certain regulated segments of the financial services industry. We have added a risk factor on page 37 to state that if the Company were to acquire businesses in segments of the financial services industry which are subject to maintaining capitalization requirements and ratios and subject to certain regulatory approvals and consents, the structure of the potential business combination, including the Company’s use of leverage, and the size of the potential business combination may be impacted, the pool of potential target businesses may be limited and the Company’s ability to consummate a business combination within the requisite time period may be adversely affected.

3.	Clarify in greater detail the types of transactions seen by Inter-Atlantic Group and why the companies and transactions known or that these individuals would be made aware of through Inter-Atlantic Group would not be something the company would consider as a potential business target after the completion of the IPO. Clarify how the company is able to ascertain (1) that no work has been or will be done until the completion of the IPO through Inter-Atlantic Group in search of a target business and (2) how you will after completion of the IPO determine whether a business opportunity was known before the completion of the IPO. We may have further comment.

Response: We have clarified the disclosure on pages 5, 51, 53 and 71 to state that the Company’s officers and directors are not aware of any potential target businesses seeking a sale, seeking a change of control or seeking an initial public offering, and in the event such entities subsequently come to their attention prior to the Company’s initial public offering, the Company will not enter into a business combination with these entities after completion of the initial public offering. Further, as disclosed throughout the Registration Statement, the Company has not and will not solicit, nor have or will any of its officers, directors or other affiliates solicit on its behalf, any potential targets prior to the consummation of the initial public offering. Management has also confirmed to the Company that they will not pursue potential target businesses for sale which come to the attention of Inter-Atlantic Group, or Inter-Atlantic Group’s officers and directors, prior to the initial public offering in order to better clarify and delineate which business opportunities it may pursue. In addition, the Company will confirm with Inter-Atlantic Group that (1) no work has been done prior to the completion of the initial public offering through Inter-Atlantic Group in search of a target business and (2) prior to entering into a definitive business combination, Inter-Atlantic Group was not aware of this business opportunity being a potential target business for sale prior to the completion of the initial public offering.

4.	We reissue comment 10 from our letter dated June 30, 2007. We note that you are limited to the same industry as Inter-Atlantic Group, that you have not taken any steps in furtherance of your business plan and that there is only a very general discussion of your business strategy; it is unclear how you determined that these three companies are the most similar to your acquisition strategy in light of the lack of affirmative steps taken in your business plan. In addition, as previously requested, to the extent that any of the 16 investments resulted in a loss, please add disclosure to balance your existing statements.
Response: Pursuant to the SEC’s comment, we have deleted the disclosure on pages 5 and 53.

5.	As previously requested, clarify how you will determine whether the third party is “significant” when determining whether a waiver is required or not.

Response: Pursuant to the SEC’s comment, we have clarified the disclosure on page 15 to define significant vendors and services providers.

6.	We reissue comment 21 from our letter dated June 30, 2007. Clearly state whether it is the current intent of management to remain associated with the business following a business combination. Specifically name those individuals that may remain with the company. Clearly disclose throughout the prospectus the potential conflicts of interest. Since management will be negotiating the terms of a business combination, it would appear relevant and important to investors to know the current intent of management to stay with the company or not.

Response: While any or all members of our management have expressed a willingness to remain associated with the Company after consummation of the business combination, either as officers or as directors, there is the possibility that no members of our management team will remain associated with the Company after the consummation of the business combination. In addition, there has not been any determination that any specific members of our management will remain associated with the Company post-business combination. It is more likely that our members of management will remain as directors post business combination. However, we do not yet know which members of our management may remain associated with the Company after consummation of the business combination, and what their roles will be and therefore we cannot name those specific individuals and in what capacity their role will be with the combined company. These decisions will be based on a variety of factors, including the experience and skill set of the target business’ management, the experience and skill set of each of our members of management as it relates to the target business, the industry and geographic location of the business post-business combination and the ability of members of our management to negotiate terms with the target business as part of any such business combination. We have clarified the disclosure on pages 21, 25 and 70 accordingly. Please note that on pages 21, 25 and 70 we have disclosed the potential conflicts of interest.

7.	Clarify whether you have retained, formally or informally, Scura Rise & Partners. Clarify when discussing the potential payments to be made the relationship of Scura to management.

Response: The Company has not retained, formally or informally Scura, Rise and Partners in any capacity following the initial public offering. We have clarified the disclosure on page 86 accordingly.

8.	We reissue comment 23 from our letter dated June 30, 2007. Provide clear disclosure throughout the prospectus that you may consider as a target business a company affiliated with officers, directors or existing shareholders and clearly discuss throughout the potential conflicts of interest. Clarify how the company will make certain that information or knowledge regarding any potential affiliated transaction was not known prior to the completion of the IPO. We may have further comment.
Response: We have clarified the disclosure to state that the Company will not consider as a target business a company affiliated with officers, directors or existing shareholders. We have revised the disclosure on pages 28, 54, 55 and 72 accordingly.
Other Terms, page 88
9.	Please clarify whether you will pay any other fees to Messrs. Vertin and Rise prior to the consummation of the business combination. In addition, please clarify, specifically, what they did to earn these fees.

Response: We have clarified the disclosure on page 86 to state that no other monies are owed to Messrs. Vertin and Rise prior to the consummation of the business combination. With respect to the fees already earned by them, we respectfully believe we have already provided the necessary disclosure that the fees were paid in connection with advisory services related to the selection of Morgan Joseph as underwriter.
Exhibits
10.	As requested in comment 33 from our letter dated June 30, 2007, file validly executed agreements, as applicable, prior to requesting effectiveness of the registration statement. In particular, we note the lack of a signed and dated legality opinion.

Response: Pursuant to the SEC’s comments we will file validly executed agreements, as applicable, prior to requesting effectiveness of the registration statements.
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If you have any questions, please contact the undersigned at 212-335-4998.

Sincerely, William Haddad

cc:	Mr. Andrew Lerner Inter-Atlantic Financial, Inc.